February 7, 2017

VIA EDGAR

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Dataram Corp.
Registration Statement on Form S-4
Filed December 30, 2016
File No. 333-215385

Dear Ms. Wray:

On behalf of Dataram Corporation, a Nevada corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated January 26, 2017 (the “Comment Letter”), regarding the above Registration Statement on Form S-4 (the “Initial Registration Statement”). The Company has also amended the Registration Statement (as amended, the “Registration Statement”) in response to the Staff’s comments and is filing the Registration Statement concurrently with this letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Capitalized terms used and not defined shall have the meanings given in the Registration Statement. Page and caption references in the text of this letter correspond to pages and captions in the Registration Statement.

Dataram Reasons for the Merger, page 40

1.	You indicate in the first bullet point on page 40 that the Dataram Board of Directors believes that its acquisition of U.S Gold and entrance into the gold exploration market “represents a market opportunity that would diversify the Company’s business model thereby mitigating risk associated with focusing on one industry….” Since the gold exploration business appears unrelated to your existing memory business and the merger agreement provides for a special dividend should you divest your legacy memory business, please explain how the board believed the acquisition would represent a diversification of your business compared to acquiring a new line of business and potentially selling your existing memory business.

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #1.

Katherine Wray

United States Securities and Exchange Commission

February 7, 2017

2.	Similarly, on page 41, you indicate that a factor considered by the Special Committee in the course of its deliberations was the “strategic direction of the combined entity following the completion of the Merger….” Please revise where applicable, including the background of the merger section, to clarify what discussions the Special Committee and the Board had concerning whether and how the existing memory business would be integrated with the new gold exploration business of U.S. Gold. It is unclear, for example, whether there are existing plans or serious discussions of divesting the memory business, and if part of the Board’s consideration was based on a future stand-alone gold exploration business.

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #2.

USG Reasons for the Merger, page 42

3.	Please explain whether, in its consideration of the merger, the Board of U.S. Gold evaluated the memory business of Dataram as a going concern, or whether the Board assumed that the memory business would be divested. Also, please clarify whether U.S. Gold’s Board considered other alternatives to the merger with Dataram, such as a reverse merger into a public shell company.

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #3.

Fairness Opinion of Roth Capital Partners, LLC

4.	Please revise to provide more detail of the underlying information used by Roth Capital Partners, such as the identity and individualized data of the companies used as comparables in all three analyses performed. Also, please disclose the management financial projections provided by U.S. Gold management.

Katherine Wray

United States Securities and Exchange Commission

February 7, 2017

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #4. The Company does not believe it would be appropriate to include financial projections of U.S. Gold Corp. in the Registration Statement as these would be projections of the Company’s financial position post- merger. The Company has removed references to financial projections of U.S. Gold Corp. accordingly.

5.	Please revise to disclose the fee payable to Roth Capital for providing the fairness opinion, as required by Item 1015(b)(4) of Regulation M-A.

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #5.

Dataram Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

6.	Please revise to provide a discussion of your plan of operation or business plan for the combined business following the merger. As previously noted, it is not clear whether the memory business will be fully integrated into the operations of gold exploration business or whether it will be divested. In this regard, we note the disclosure on page 12 that U.S. Gold raised $12 million in a private placement with sale of its Series C Preferred Stock. Please clarify the intended use of these proceeds on your combined business and whether any of it is expected to be allocated towards the development of the legacy memory business.

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #6.

Katherine Wray

United States Securities and Exchange Commission

February 7, 2017

Management Following the Merger, page 96

7.	Please identify the principal financial officer of the combined company following the merger.

Response:

The Company has revised the disclosure in the Registration Statement in accordance with Comment #7.

The Company hereby acknowledges that:

a.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 930-9700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

cc:	David A. Moylan, CEO